Exhibit 99.2

Regulated information

argenx announces closing of NASDAQ IPO

23 May 2017

Breda, the Netherlands / Ghent, Belgium — argenx (Euronext & Nasdaq: ARGX), announced today the closing of its initial public offering in the United States (the “Offering”) of 6,744,750 American Depositary Shares (“ADSs”), at a price to the public of $17.00 per ADS, for gross proceeds of approximately $114.7 million. This includes the full exercise of the underwriters’ option to purchase additional ADSs. Each of the ADSs offered represents the right to receive one ordinary share.

argenx’s ordinary shares are listed on Euronext Brussels under the symbol “ARGX.” The ADSs are listed on the NASDAQ Global Select Market under the symbol “ARGX.”

Cowen and Company and Piper Jaffray & Co. acted as joint bookrunning managers for the Offering, and JMP Securities and Wedbush PacGrow acted as co-managers. Kempen & Co was argenx’s advisor in connection with the Offering.

A registration statement relating to these securities was declared effective by the U.S. Securities and Exchange Commission on 17 May 2017.

Copies of the final prospectus for this Offering may be obtained from Cowen and Company, LLC, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY 11717, Attn: Prospectus Department, by telephone at (631) 274-2806 or by fax at (631) 254-7140 or from Piper Jaffray & Co., Attn: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55403, or by telephone at (800)747-3924, or by email at prospectus@pjc.com.

In addition, argenx announced today the listing of and the commencement of dealings in its 6,744,750 new ordinary shares underlying the ADSs (the “New Ordinary Shares”) on the regulated market of Euronext Brussels, effective today, 23 May 2017, following Euronext Brussels’ approval of argenx’s request for the admission to listing and trading of the New Ordinary Shares on the regulated market of Euronext Brussels. A listing prospectus for the purpose of Article 3, §3 of the Directive 2003/71/EC of the European Parliament and of the Council of November 4, 2003, as amended, including by Directive 2010/73/EU, has been prepared in accordance with Chapter 5.1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht) for the admission to listing and trading of the New Ordinary Shares. This listing prospectus was approved by the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) (the “AFM”), on May 22, 2017 and notified by the AFM to the Belgian Financial Services and Markets Authority, for passporting in accordance with article 18 of the Prospectus Directive. The listing prospectus is available on argenx’s website (www.argenx.com).

This press release is for information purposes only and does not constitute, and should not be construed as, an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor has there been or shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale is not permitted or to any person or entity to whom it is unlawful to make such offer, solicitation or sale. Reference is also made to the restrictions set out in “Important information” below. This press release is not for publication or distribution, directly or indirectly, in or into any state or jurisdiction into which doing so would be unlawful or where a prior registration or approval is required for such purpose.

About argenx

argenx is a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer. We are focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. Our ability to execute on this focus is enabled by our suite of differentiated technologies. Our SIMPLE Antibody™ Platform, based on the powerful llama immune system, allows us to exploit novel and complex targets, and our three antibody engineering technologies are designed to enable us to expand the therapeutic index of our product candidates.

For further information, please contact:

Joke Comijn, Corporate Communications Manager

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Beth DelGiacco (U.S. IR)

Stern Investor Relations

+1 212 362 1200

beth@sternir.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements”. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “may”, “will”, or “should”, and include statements argenx makes concerning the intended results of its strategy and the estimated gross proceeds from the Offering. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements. argenx undertakes no obligation to publicly update or revise forward-looking statements, except as may be required by law.

Important information

No public offering has been or will be made and no one has taken any action that would, or is intended to, permit a public offering in any country or jurisdiction, other than the United States, where any such action is required, including in the European Economic Area. In the European Economic Area, the transaction to which this press release relates was only available to, and was engaged in only with, qualified investors within the meaning of Directive 2003/71/EC (together with any applicable implementing measures in the relevant member state of the European Economic Area and as amended, including by Directive 2010/73/EU, to the extent implemented in the relevant member state).

In addition, in the United Kingdom, the transaction to which this press release relates was available to, and was engaged in only with, investment professionals falling within Article 19(5) of the Financial Services and Markets Act (Financial Promotion) Order 2005, as amended (the “Order”), persons falling within Article 49(2) (a) to (d) of the Order, and other persons to whom this announcement may lawfully be communicated (all such persons together being referred to as “relevant persons”). The securities referred to herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities was engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.